Filed pursuant to Rule 433 dated June 4, 2007 relating to
Preliminary Pricing Supplement No. 301 dated June 1, 2007 to
June 2007	Registration Statement No. 333-131266

Structured Investments
Opportunities in Equities
Auto-Callable Notes due June 15, 2017, Based on the Values of the Dow Jones EuroStoxx 50® Index and the Nikkei 225 Index
P R I C I N G T E R M S – J u n e 4 , 2 0 0 7
Issuer:	Morgan Stanley
Underlying indices:	Dow Jones EuroStoxx 50® Index (“SX5E”) and Nikkei 225 Index (“NKY”)
Aggregate principal amount:	$8,070,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	June 4, 2007
Original issue date:	June 15, 2007 (9 business days after the pricing date)
Maturity date:	June 15, 2017
Contingent quarterly coupon:

If, on any observation date, the index closing values of both the SX5E and the NKY are higher than their respective barrier levels, a coupon of 13.95% per annum (computed on the basis of a year of 360 days and twelve 30-day months) will be paid on the applicable interest payment date for the applicable interest period.

If, on any observation date, the index closing value of either the SX5E or the NKY is lower than or equal to its barrier level, no coupon will be paid for the applicable interest period.

Automatic redemption:

If, on any observation date, the index closing values of both the SX5E and the NKY are equal to or higher than their respective threshold levels, the notes will be automatically redeemed for an early redemption payment on the 9th business day following the applicable observation date; provided that any early redemption payment with respect to the final observation date will be paid on the maturity date.

Early redemption payment:	The stated principal amount plus the interest on the notes for the applicable interest period.
Payment at maturity:	If the notes have not previously been automatically redeemed, the stated principal amount of the notes will be paid at maturity.
Observation dates:

5th of each of March, June, September and December of each year, commencing September 5, 2007 and ending on June 5, 2017, subject to postponement for non-index business days or in the event of certain market disruption events.

Initial index value:

SX5E: 4,513.1800, the index closing value of the SX5E on the first index business day immediately following the pricing date on which no market disruption event occurs.
NKY: 18,053.8100, the index closing value of the NKY on the first index business day immediately following the pricing date on which no market disruption event occurs.

Barrier level:	SX5E: 4,287.5210 (95% of its initial index value) NKY: 17,151.1195 (95% of its initial index value)
Threshold level:	SX5E: 4,930.6492 (115% of its barrier level) NKY: 19,723.7874 (115% of its barrier level)
Interest payment dates:

Each interest payment date will be the 9th business day following the related observation date, commencing September 18, 2007; provided that the payment of interest, if any, with respect to the final observation date will be made on the maturity date.

Interest periods:

Each interest period will be the quarterly period from and including the original issue date (in the case of the first interest period) or the previous scheduled interest payment date, as applicable, to but excluding the following scheduled interest payment date, with no adjustment for any postponement thereof.

CUSIP:	61747YBW4
Listing:	None
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:	MS & Co.
Commissions / Issue price:		Price to Public	Agent’s Commissions(1)	Proceeds to Company
	Per note	$1,000	$27.50	$972.50
	Total	$8,070,000	$221,925	$7,848,075
(1) For additional information, see “Supplemental Information Concerning Plan of Distribution” in the pricing supplement.

“Dow Jones EURO STOXXSM” and “STOXXSM” are service marks of STOXX Limited and have been licensed for use by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the notes.

Nikkei Inc. (formerly known as Nihon Keizai Shimbun, Inc.) has the copyright to, and owns all rights to, the “Nikkei 225 Index,” which has been licensed for use by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by Nikkei Inc., and Nikkei Inc. makes no representation regarding the advisability of investing in the notes.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement No. 301 dated June 1, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.